Filed Pursuant to Rule 433

Registration No. 333-212077

$700,000,000 4.000% Senior Notes due 2047

TERM SHEET

May 15, 2017

Issuer:	The Travelers Companies, Inc.

Title of Securities:	4.000% Senior Notes due 2047

Security Types:	Senior Unsecured Notes

Legal Format:	SEC Registered

Expected Ratings:*	Moody’s: A2 (Stable) / S&P: A (Stable) / Fitch: A (Stable)

Principal Amount:	$700,000,000

Trade Date:	May 15, 2017

Settlement Date (T+5):	May 22, 2017

Interest Payment Dates:	Semi-annually in arrears May 30 and November 30, commencing November 30, 2017

Maturity Date:	May 30, 2047

Public Offering Price:	99.566% of the principal amount

Coupon:	4.000%

Benchmark Treasury:	3.000% due February 15, 2047

Benchmark Treasury Price / Yield:	99-16+ / 3.025%

Re-offer Spread to Benchmark Treasury:	+ 100 bps

Yield-to-Maturity:	4.025%

Optional Redemption:

Make Whole Call:	Prior to November 30, 2046 (the date that is six months prior to the maturity date), T + 15 bps

Par Call:	On or after November 30, 2046 (the date that is six months prior to the maturity date)

CUSIP / ISIN:	89417E AM1 / US89417EAM12

Joint Book-Running Managers:	Goldman Sachs & Co. LLC HSBC Securities (USA) Inc. J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Managers:

Barclays Capital Inc.

Citigroup Global Markets Inc.

Credit Suisse Securities (USA) LLC

Deutsche Bank Securities Inc.

Morgan Stanley & Co. LLC

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

Samuel A. Ramirez & Company, Inc.

It is expected that delivery of the notes will be made against payment therefore on or about May 22, 2017, which is the fifth business day following the date hereof (such settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the notes who wish to trade the notes on the date of pricing and the next succeeding business day should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Goldman Sachs & Co. LLC toll-free at (866) 471-2526, HSBC Securities (USA) Inc. toll-free at (866) 811-8049, J.P. Morgan Securities LLC collect at (212) 834-4533 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at (800) 294-1322.

* Note: An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

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